Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated (in thousands).

	Nine months ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
EARNINGS
Pre-tax income from continuing operations	(5,484)	(5,969)	22,453	33,257	20,877	19,722
Fixed charges	34,518	56,939	71,109	54,199	26,980	19,423
Amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Preferred TARP dividends (pre-tax equivalent)	(1,918)	(328)	—	—	—	—
Preferred TARP accretion (pre-tax equivalent)	—	—	—	—	—	—
Preferred dividends (pre-tax equivalent)	—	—	—	—	—	—

Total earnings	27,116	50,642	93,562	87,456	47,857	39,145
Interest on deposits	30,869	51,942	62,380	45,599	19,029	11,306

Total earnings exc. deposit int.	(3,753)	(1,300)	31,182	41,857	28,828	27,839

FIXED CHARGES
Interest expensed	32,420	56,343	70,998	54,150	26,934	19,375
Interest capitalized	—	—	—	—	—	—
Interest included in rental expense	180	268	111	49	46	48
Preferred TARP dividends (pre-tax equivalent)	1,918	328	—	—	—	—
Preferred TARP accretion (pre-tax equivalent)	—	—	—	—	—	—
Preferred dividends (pre-tax equivalent)	—	—	—	—	—	—

Total fixed charges	34,518	56,939	71,109	54,199	26,980	19,423
Interest on deposits	30,869	51,942	62,380	45,599	19,029	11,306

Total fixed charges exc. deposit int.	3,649	4,997	8,729	8,600	7,951	8,117

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	0.79	0.89	1.32	1.61	1.77	2.02

Excluding interest on deposits (1)	(1.03)	(0.26)	3.57	4.87	3.63	3.43

(1)	For the nine months ended September 30, 2009, earnings were insufficient to cover fixed charges excluding interest on deposits by $3,753,000. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges excluding interest on deposits by $1,300,000.